DC

No Act
P.E. 1-4-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07047087

February 12, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2007

Re: Qwest Communications International Inc.
Incoming letter dated January 4, 2007

Dear Mr. Mueller:

This is in response to your letter dated January 4, 2007 concerning the shareholder proposal submitted to Qwest by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 22, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

1037949

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 4, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 93166-00069

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder "Proposal" of the AFSCME Employees Pension Plan*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. ("Qwest"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a purported stockholder proposal and statements in support thereof (the "Submission") received from the AFSCME Employees Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Qwest files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Submission, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Qwest pursuant to Rule 14a-8(k).

THE SUBMISSION

The Submission requests that the Qwest Board of Directors adopt a policy "that Qwest stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution . . . to ratify the compensation of the named executive officers [ ] set forth in the proxy statement's Summary Compensation Table . . . ." The supporting statement describes the Submission as allowing stockholders to "express their opinion about senior executive compensation at Qwest by establishing an annual referendum process."

A copy of the Submission and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(a) because it is not a proper subject for a stockholder proposal.

ANALYSIS

The Submission May Be Excluded Under Rule 14a-8(a) Because It Seeks an Advisory Vote.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for stockholder action but instead seeks to provide a mechanism that would allow stockholders to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8.

A. Requests for Advisory Votes Are Excludable Under Commission Amendments to Rule 14a-8.

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects for stockholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders. . . .

Rule 14a-8(a) (*emphasis added*).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (September 18, 1997) (*emphasis added*) (*citation omitted*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) *(citations omitted).*

The Submission is exactly of the type addressed by the Commission in the releases cited above, as the supporting statements in the Submission acknowledge. Echoing the language in the Commission's rulemaking releases, the supporting statement indicates that the purpose of the Submission is to "allow stockholders to express their opinion about senior executive compensation at Qwest" and to allow stockholders to "provid[e] input to boards on senior executive compensation." Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

B. The Submission Is Not a Proposal for Purposes of Rule 14a-8 Based on Staff Precedent.

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a stockholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a stockholder vote to express stockholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors.

The Submission parallels the submission in *Sensar*: it seeks an advisory vote on the compensation of executives set forth in the Summary Compensation Table, and the advisory vote merely allows stockholders to express their views on that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective. For example, as noted above, the supporting statement indicates that the purpose of the Submission is to "allow stockholders to express their opinion about senior executive compensation at Qwest" and to allow stockholders to "provid[e] input to boards on senior executive compensation."

The Submission's formulation as a request that Qwest adopt a policy of submitting an advisory vote to stockholders does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (August 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a stockholder proposal is a proper matter for a stockholder vote under Rule 14a-8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (August 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. Virtually all precatory stockholder proposals request a company's management to take a particular action, and the Staff has consistently looked at the subject underlying the proposed policy to determine whether a proposal is excludable under Rule 14a-8. The Staff has not considered the request to adopt a policy itself as the subject of the proposal. When a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a-8. For example:

- In letters where stockholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a-8(i)(7). *See, e.g., Xcel Energy Inc.* (avail. Jan. 28, 2004). *See also El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a-8(i)(7) based on the underlying subject, "the method of selecting independent auditors").

- In determining whether a stockholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g., Mobil Corp.* (avail. Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excludable pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

- In determining whether a stockholder proposal asking that a company adopt a policy is vague and indefinite for purposes of exclusion under Rule 14a-8(i)(3), the Staff looks at the subject matter of the proposed policy. *See, e.g., Duke Energy Corp.* (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement).

- In determining whether a stockholder proposal asking that a company adopt a policy involves a personal grievance for purposes of Rule 14a-8(i)(4), the Staff looks at the subject matter of the proposed policy. *See, e.g., International Business Machines Corp.* (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance).

- In determining whether a stockholder proposal requesting a company to adopt a policy is not significant to a company's business for purposes of Rule 14a-8(i)(5), the Staff looks to the subject matter of the proposed policy. *See, e.g., Procter & Gamble Co.* (avail. Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a-8(i)(5) where the company did not engage in the activity that was the subject of the proposed policy); *International Business Machines Corp.* (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a-8(i)(5) because the subject matter of the policy – the actions its directors were to take at other companies – did not relate to the company's business).

- When examining whether it is beyond a company's power to implement a stockholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff does not look at whether the company has the power to adopt the proposed policy, but instead looks at the company's ability to implement the actions that are the subject of the proposed policy. *See, e.g., Catellus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied – i.e., that the chairman retain his or her independence at all times – and no mechanism was provided to cure a failure); *Ford Motor Co.* (avail. Feb. 27, 2005) (same).

- In determining whether a stockholder proposal conflicts with a company proposal for purposes of Rule 14a-8(i)(9), the Staff does not look at whether the proposals would result in conflicting policies, but instead looks at the subject matter of the proposals, even if one of the proposals is to be implemented through a process that does not involve adoption of a policy. *See, e.g., Baxter International Inc.* (avail. Jan. 6, 2003) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excludable because the underlying subject of the proposed action conflicts with substance of the company's proposal that stockholders approve a new executive incentive compensation plan).

- In determining whether a company has, for purposes of Rule 14a-8(i)(10), substantially implemented a stockholder proposal asking the company to adopt a policy, the Staff does not look at whether the company has in fact adopted a policy, but instead looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a-8(i)(10) based upon FASB's adoption of mandatory expensing of stock options under SFAS 123(R)).

- In determining whether one stockholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

- In determining whether a stockholder proposal is substantially the same as other proposals that have not received an adequate vote in prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Eastman Chemical Co.* (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient stockholder support).

Here, regardless of whether one views the Submission as asking for adoption of a policy or as asking that management propose an annual advisory vote for stockholders, the subject matter of the Submission concerns providing stockholders an advisory vote, a matter that is not a proper subject of a stockholder proposal under Rule 14a-8(a). The Proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that Qwest adopt a policy on (or submit for a vote) a matter that, if proposed directly by the stockholder, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking discussed above, and consistent with the Staff's approach to interpreting every other aspect of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under those standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and accordingly can be excluded from Qwest's 2007 Proxy Materials.

C. A Request for Future Votes Is Not a Proper Form for a Stockholder Proposal and Fails to Satisfy the Procedural Requirements of Rule 14a-8.

In addition to the bases for exclusion discussed above, the Submission is not a proper form under Rule 14a-8 because it seeks to achieve an annual stockholder vote on a matter in future years without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal that a company not take a particular action (such as adoption of a rights plan) without seeking a stockholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future stockholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponent is that a particular matter – an advisory statement expressing the stockholders' sentiment – be placed before stockholders for an annual vote. Rule 14a-8 prescribes the procedures that a stockholder is to follow if it wishes a particular matter to be placed before stockholders at a particular meeting;[1] it is inconsistent with the structure and intent of Rule 14a-8 to allow a stockholder to circumvent these standards by proposing that management submit the stockholder's proposal to an annual vote at an indefinite number of future meetings. Instead, Rule 14a-8 requires the stockholder to submit its proposal for a possible vote at each annual meeting and to satisfy the procedural requirements of Rule 14a-8 with respect to each meeting where the stockholder's proposal is to be submitted for a vote.

If one looked only to what the Submission would accomplish in the current year, and not to its effect in subsequent years, the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a stockholder to satisfy certain ownership requirements; specifically, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" and "must continue to hold those securities through the date of the meeting."[2] Rule 14a-8(c) limits a proponent to

---

[1] Allowing stockholders to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs stockholders that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

[2] In this regard, by a letter dated November 7, 2006, pursuant to Rule 14a-8(f), Qwest notified the Proponent of its view that the Proponent would be required to satisfy the requirements of Rule 14a-8(b) with respect to each future year at which the advisory vote sought by the Submission would be voted on. *See* Exhibit B. Qwest properly sent this notification to the Proponent within 14 days of receiving the Submission. The Proponent did not provide information regarding whether it expects to satisfy the requirements of Rule 14a-8(b) for each future year at which the advisory vote is sought in its response dated November 13, 2006. *See* Exhibit B. Thus, the Submission may be excluded pursuant to Rule 14a-8(f) because the Proponent did not satisfy Rule 14a-8(b)(1) in this regard.

submitting no more than one proposal for consideration at a particular stockholders' meeting. Rule 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a stockholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, Rule 14a-8 contemplates that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Submission would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Qwest excludes the Submission from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Qwest agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Qwest only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Stephen Brilz, Qwest's Vice President, Law, at (303) 992-6244.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: Stephen Brilz, Qwest Communications International Inc.
Charles Jurgonis, AFSCME Employees Pension Plan

100130631_5.DOC

EXHIBIT A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 24, 2006

VIA Overnight Mail and Telecopier (303) 896-8515
Qwest Communications International Inc.
1801 California Street
Denver, Colorado 80202
Attention: Richard Baer, Executive Vice President, General Counsel and Corporate Secretary

Dear Mr. Baer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2006 proxy statement of Qwest Communications International Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 10,038 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, that stockholders of Qwest Communications International ("Qwest") urge the board of directors to adopt a policy that Qwest stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

In our view, senior executive compensation at Qwest has not always been structured in ways that best serve stockholders' interests. For example, in 2005 Chairman and CEO Richard Notebaert received $462,498 for personal use of corporate aircraft and $437,392 for tax gross-ups. Mr. Notebaert's 2005 pay package included a $3,150,000 bonus, a restricted stock award valued at $4,150,000, and 2,000,000 stock options.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide stockholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives stockholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Qwest's board to allow stockholders to express their opinion about senior executive compensation at Qwest by establishing an annual referendum process. The results of such a vote would, we think, provide Qwest with useful information about whether stockholders view the company's senior executive compensation, as reported each year, to be in stockholders' best interests.

We urge stockholders to vote for this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 24, 2006

<u>VIA Overnight Mail and Telecopier (303) 896-8515</u>
Qwest Communications International Inc.
1801 California Street
Denver, Colorado 80202
Attention: Richard Baer, Executive Vice President, General Counsel and Corporate Secretary

Dear Mr. Baer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

October 24, 2006

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street NW
Washington, DC 20036

Re: Shareholder Proposal Record Letter for **Qwest Communications** (cusip 749121109)

Dear Ms. Waybright:

State Street Bank and Trust Company ("State Street") is the record owner of **10,038 shares** of common stock (the "Shares") of **Qwest Communications International** benefically owned by the American Federation of State, County and Municipal Employees Pension Plan (the "Plan"). The Shares are held by State Street at the Depository Trust Company under our nominee name, Cede & Co. in participant account [redacted] The Plan held at least $2000 worth of the Shares continuously for at least one year on **October 24, 2006**, and continues to hold that amount of Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

American Federation of State, County & Municipal Employees

1625 L Street, NW, Washington, DC 20036

Office of Pension Investment Policy

(202) 429-1298 Fax Number

FACSIMILE TRANSMITTAL

Date: November 30, 2006

To: Stephen E. Brilz
Qwest
VP-Deputy General Counsel

Fax: 303.296.2782

From: John Keenan

Number of Pages to Follow: 9

Message:

PLEASE CALL (202) 429-1260 IF ANY PAGES ARE MISSING

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

November 30, 2006

VIA HAND DELIVERY
Brian Cartwright, General Counsel
Office of General Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Cartwright:

We write to request that the SEC affirm that, when a shareholder proposal asks for a future vote on a matter in the form of a proposal to be submitted by management for a vote of shareholders, the eligibility requirements of Rule 14a-8 for shareholder proposals do not also apply to those future management-sponsored agenda items.

The AFSCME Employees Pension Plan (the "Plan") and a number of other long-term shareholders have submitted, or are planning to submit in the coming weeks, approximately 60 proposals (each, an "Advisory Vote Proposal") asking corporate boards to give shareholders the opportunity to provide input on senior executive compensation via a yearly advisory vote on a proposal to be put forward by company management. The Advisory Vote Proposals, whose "resolved" clauses are substantially similar, "urge the board of directors to adopt a policy that shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, **to be proposed by Company's management**, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO." (emphasis added)

As you know, Rule 14a-8 (the "Rule") requires a proponent to prove that it satisfies the Rule's eligibility requirements to submit a shareholder proposal; specifically, it must show that it has held a minimum of $2,000 in value or 1% of a company's stock for at least one year on the date of submission. A proponent must also represent that it intends to continue to hold the shares through the date of the meeting at which shareholders will vote on the proposal submitted by the proponent.

On November 7, the Plan received a request from Qwest, to which it had submitted an Advisory Vote Proposal, to verify the Plan's eligibility not only to submit the Advisory Vote Proposal to be voted on by shareholders at Qwest's 2007 annual meeting, but also "with respect to each future meeting at which the requested stockholders' vote is to occur," or revise the Advisory Vote Proposal to request only a vote at the 2007 annual meeting. (A copy of Qwest's letter is attached hereto as Exhibit A.) The Plan responded, explaining that the request misread both the text of the Advisory Vote Proposal the Plan had submitted—which unambiguously called for future years' advisory votes to be cast on a proposal submitted by company management—as well as the Rule, which sets eligibility requirements only for shareholder proposals.

Since the Plan received Qwest's request, we have been informed that several other proponents that submitted Advisory Vote Proposals at at least two other companies have received similar requests. Shareholder proposal submission deadlines for companies with spring annual meetings extend well into December.

Qwest's and the other companies' requests are clearly meritless. Responding to these requests, however, requires proponents to devote time and resources; considering the number of Advisory Vote Proposals to be submitted for the 2007 annual meeting season, and the likelihood that still other companies will make similar requests—one proponent was told that "outside counsel" had spurred the request—the total burden on proponents will likely be substantial. Even more troubling is the possibility of numerous requests to the Staff of the Division of Corporation Finance for no-action determinations based on proponents' alleged failure to satisfy the Rule's eligibility requirements.

Moreover, the reasoning behind these requests extends beyond Advisory Vote Proposals. Many shareholder proposals take the form of requesting a future shareholder vote on a particular matter to be proposed by management. Some proposals imply a single future vote—for example, the shareholder vote necessary to effect a charter amendment declassifying the board. Others would be triggered by the occurrence of a particular event, such as the adoption or extension of a shareholder rights plan or the repricing of stock options. That requiring proof of eligibility at the time of these future votes is not consistent with the language of the Rule or the proposals does not mean companies will not raise this argument in those other contexts.

We therefore are requesting you to issue a Staff Legal Bulletin or similar interpretive guidance clarifying for both registrants and proponents that there is no such ownership requirement as to any future shareholder meetings at which management proposals may be voted on pursuant to the shareholder's proposal. We believe that such guidance would allow the resources of proponents, companies and the Division's Staff to be deployed more efficiently this season.

If you have any questions or need additional information, please do not hesitate to contact Richard Ferlauto, Director of Pension and Benefits Policy, at (202) 429-1275.

If you have any questions or need additional information, please do not hesitate to contact Richard Ferlauto, Director of Pension and Benefits Policy, at (202) 429-1275.

Very truly yours,

Charles Jurgonis
Plan Secretary

Enclosure

cc: Chairman Christopher Cox
Commissioner Paul Atkins
Commissioner Roel Campos
Commissioner Annette Nazareth
Commissioner Kathleen Casey
John White, Director, Division of Corporation Finance

Stephen E. Brilz
VP—Deputy General Counsel
Qwest
Fax # 303-296-2782

EXHIBIT A

Qwest
1801 California, Suite 5100
Denver, CO 80202
(303) 992-6244
Facsimile (303) 296-2782
stephen.brilz@qwest.com

Stephen E. Brilz
VP-Deputy General Counsel

Qwest
Spirit of Service

November 7, 2006

VIA OVERNIGHT MAIL

Mr. Charles Jurgonis
American Federation of State, County and Municipal Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

Re: *Stockholder Proposal of the AFSCME Employees Pension Plan Submitted to Qwest Communications International Inc.*

Dear Mr. Jurgonis:

On October 24, 2006, Qwest Communications International Inc. (the "Company") received a copy of the stockholder proposal dated October 24, 2006 (the "Proposal"), submitted by the AFSCME Employees Pension Plan requesting that stockholders be given the opportunity to ratify executive compensation and certain narrative compensation disclosure at each annual meeting of stockholders. The Proposal indicates that all future communication regarding the Proposal should be sent to you.

The Securities and Exchange Commission ("SEC") has set forth certain procedural and eligibility requirements for stockholders seeking to submit stockholder proposals under Rule 14a-8 of the Securities Exchange Act of 1934. Because the Proposal seeks a stockholder vote at future annual meetings, we believe that you must demonstrate your eligibility under Rule 14a-8(b) with respect to each future meeting at which the requested stockholders' vote is to occur (*i.e.*, a written statement that you intend to continue to hold the requisite Company securities through the date of each such meeting of stockholders), or alternatively revise the Proposal so that it seeks a vote only at the Company's upcoming annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. Please address your response to me at the address set forth above. Alternatively, you may transmit any response by facsimile to me at 303/296-2782. If you have any questions with respect to the foregoing, please contact me at 303/992-6244. This letter does not constitute a waiver by the Company of any other grounds for excluding the Proposal under Rule 14a-8 or otherwise. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Stephen E. Brilz

Enclosure

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

American Federation of State, County & Municipal Employees

1625 L Street, NW, Washington, DC 20036

Office of Pension Investment Policy

(202) 429-1298 Fax Number

FACSIMILE TRANSMITTAL

Date: November 13, 2006

To: Stephen E. Britz
QWEST
Vice President-Deputy Counsel

Fax: 303.296.2782

From: John Keenan

Number of Pages to Follow: 2

Message:

PLEASE CALL (202) 429-1260 IF ANY PAGES ARE MISSING

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

November 13, 2006

VIA Overnight Mail and Telecopier (303) 296-2782
Stephen E. Brilz
VP—Deputy General Counsel
Qwest
1801 California Street, Suite 5100
Denver, CO 60202

Dear Mr. Brilz:

I write in response to your letter dated November 7, 2006. In that letter, you request that the AFSCME Employees Pension Plan (the "Plan"), the sponsor of a stockholder proposal (the "Proposal") submitted to Qwest for consideration by shareholders at Qwest's 2007 annual meeting, submit proof of the Plan's eligibility to submit the Proposal at "each future meeting at which [a] requested stockholder's vote is to occur" or revise the Proposal to request only a vote at the 2007 annual meeting. The basis for your request is that the Proposal "seeks a stockholder vote at future annual meetings."

As you are no doubt aware, the proof of ownership requirement contained in Rule 14a-8(b) applies only to the submission of a stockholder proposal under Rule 14a-8. The Proposal, by contrast, clearly asks that Qwest submit a management proposal each year asking stockholders to ratify the named executive officers' compensation in the prior year. The precise language of the Proposal is as follows (emphasis added):

> RESOLVED, that stockholders of Qwest Communications International ("Qwest") urge the board of directors to adopt a policy that Qwest stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Accordingly, the Plan is not required by Rule 14a-8(b) to supply you with proof of eligibility other than the proof that the Plan is eligible to submit the Proposal to be voted on by stockholders at the 2007 annual meeting or to revise the Proposal.

It is our understanding that other issuers have been making similar requests of stockholders submitting proposals substantially similar to the Proposal. Because these requests willfully misread the text of both the proposals and Rule 14a-8(b), we believe that clarification from the Staff of the SEC's Division of Corporation Finance would be useful in conserving the time and resources of both issuers and proponents. For that reason, we are forwarding your November 7 letter, as well as this response, to appropriate members of the Division's Staff.

If you have any further questions, please do not hesitate to contact me on (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

EXHIBIT B

Qwest
1801 California, Suite 5100
Denver, CO 80202
(303) 992-6244
Facsimile (303) 296-2782
stephen.brilz@qwest.com

Stephen E. Brilz
VP-Deputy General Counsel

Qwest. Spirit of Service™

November 7, 2006

VIA OVERNIGHT MAIL

Mr. Charles Jurgonis
American Federation of State, County and Municipal Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

Re: *Stockholder Proposal of the AFSCME Employees Pension Plan Submitted to Qwest Communications International Inc.*

Dear Mr. Jurgonis:

On October 24, 2006, Qwest Communications International Inc. (the "Company") received a copy of the stockholder proposal dated October 24, 2006 (the "Proposal"), submitted by the AFSCME Employees Pension Plan requesting that stockholders be given the opportunity to ratify executive compensation and certain narrative compensation disclosure at each annual meeting of stockholders. The Proposal indicates that all future communication regarding the Proposal should be sent to you.

The Securities and Exchange Commission ("SEC") has set forth certain procedural and eligibility requirements for stockholders seeking to submit stockholder proposals under Rule 14a-8 of the Securities Exchange Act of 1934. Because the Proposal seeks a stockholder vote at future annual meetings, we believe that you must demonstrate your eligibility under Rule 14a-8(b) with respect to each future meeting at which the requested stockholders' vote is to occur (*i.e.*, a written statement that you intend to continue to hold the requisite Company securities through the date of each such meeting of stockholders), or alternatively revise the Proposal so that it seeks a vote only at the Company's upcoming annual meeting.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. Please address your response to me at the address set forth above. Alternatively, you may transmit any response by facsimile to me at 303/296-2782. If you have any questions with respect to the foregoing, please contact me at 303/992-6244. This letter does not constitute a waiver by the Company of any other grounds for excluding the Proposal under Rule 14a-8 or otherwise. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Stephen E. Brilz

Enclosure

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

American Federation of State, County & Municipal Employees

1625 L Street, NW, Washington, DC 20036

Office of Pension Investment Policy

(202) 429-1298 Fax Number

FACSIMILE TRANSMITTAL

Date: November 13, 2006

To: Stephen E. Britz
QWEST
Vice President-Deputy Counsel

Fax: 303.296.2782

From: John Keenan

Number of Pages to Follow: 2

Message:

PLEASE CALL (202) 429-1260 IF ANY PAGES ARE MISSING

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

November 13, 2006

VIA Overnight Mail and Telecopier (303) 296-2782
Stephen E. Brilz
VP—Deputy General Counsel
Qwest
1801 California Street, Suite 5100
Denver, CO 60202

Dear Mr. Brilz:

I write in response to your letter dated November 7, 2006. In that letter, you request that the AFSCME Employees Pension Plan (the "Plan"), the sponsor of a stockholder proposal (the "Proposal") submitted to Qwest for consideration by shareholders at Qwest's 2007 annual meeting, submit proof of the Plan's eligibility to submit the Proposal at "each future meeting at which [a] requested stockholder's vote is to occur" or revise the Proposal to request only a vote at the 2007 annual meeting. The basis for your request is that the Proposal "seeks a stockholder vote at future annual meetings."

As you are no doubt aware, the proof of ownership requirement contained in Rule 14a-8(b) applies only to the submission of a stockholder proposal under Rule 14a-8. The Proposal, by contrast, clearly asks that Qwest submit a management proposal each year asking stockholders to ratify the named executive officers' compensation in the prior year. The precise language of the Proposal is as follows (emphasis added):

> RESOLVED, that stockholders of Qwest Communications International ("Qwest") urge the board of directors to adopt a policy that Qwest stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Accordingly, the Plan is not required by Rule 14a-8(b) to supply you with proof of eligibility other than the proof that the Plan is eligible to submit the Proposal to be voted on by stockholders at the 2007 annual meeting or to revise the Proposal.

It is our understanding that other issuers have been making similar requests of stockholders submitting proposals substantially similar to the Proposal. Because these requests willfully misread the text of both the proposals and Rule 14a-8(b), we believe that clarification from the Staff of the SEC's Division of Corporation Finance would be useful in conserving the time and resources of both issuers and proponents. For that reason, we are forwarding your November 7 letter, as well as this response, to appropriate members of the Division's Staff.

If you have any further questions, please do not hesitate to contact me on (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

January 22, 2007

SEC MAIL PROCESSING
RECEIVED
JAN 23 2007
WASH, D.C. 151 SECTION

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Qwest Communications International for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Qwest Communications International ("Qwest") a shareholder proposal (the "Proposal") that urges Qwest's board of directors to adopt a policy that Qwest shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The Proposal states that the proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

In a letter to your office dated January 4, 2007, Qwest stated that it intends to omit the Proposal from its proxy materials being prepared for the 2007 annual meeting of shareholders. Qwest argues that it is entitled to exclude the Proposal because (a) it is not a "proposal" within the meaning of Rule 14a-8, (b) the Proposal circumvents the procedural requirements set forth in Rule 14a-8. As discussed more fully below, both of these arguments are meritless, and Qwest should not be permitted to exclude the Proposal.

The Proposal is a Proposal for Purposes of Rule 14a-8

Qwest urges that the Proposal does not satisfy Rule 14a-8's definition of a proposal because its purpose is to "allow stockholders to express their opinion about senior executive compensation at Qwest." This argument misconstrues the Proposal and the Commission's definition of a proposal, and should therefore be rejected.

Rule 14a-8(a), question 1, defines a proposal as "your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders." This definition was added in 1998 to "reflect[] [the Commission's] belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials."[1] The Commission explained that this definition diverged from the then-current approach of the Staff, which had declined to permit Pacific Gas & Electric Company to omit a proposal that shareholders express disagreement with the company's position on a legislative initiative.[2]

Thus, it is clear that the Commission's definition was intended to exclude proposals that are themselves just expressions of shareholder sentiment. If, for example, the Proposal stated, "Resolved, shareholders believe that executive compensation at Qwest is excessive and inadequately tied to performance," it would not qualify as a proposal under the Commission's definition. It would fail because it would not ask Qwest to take any action, but would merely express a sentiment or opinion.

The Proposal, however, unambiguously asks Qwest's board to take action: to adopt a policy of submitting each year a non-binding management proposal to ratify the previous year's NEO compensation. To implement the Proposal, Qwest's board would need to craft and adopt a policy regarding the future submission of NEO compensation to a shareholder vote. In addition, each year, Qwest's board would need to submit a management proposal to shareholders. Accordingly, there is no colorable argument that the Proposal does not ask Qwest to take action as required by Rule 14a-8(a).

Qwest misrepresents the nature of the proposal in Sensar Corp.,[3] which it cites in support of its position that the Staff has previously determined proposals requesting future advisory shareholder votes to be excludable non-proposals. Qwest asserts that the Sensar proposal sought "to allow a stockholder vote to express stockholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants." This is not the case.

The Sensar proposal, like the PG&E proposal cited in the Commission's 1997 release, was itself only an expression of shareholder sentiment; it made no mention of future shareholder votes or a policy regarding such votes. The Sensar proposal stated in its entirety: "The shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." The Staff concurred in Sensar's view that the submission

1 Exchange Act Release No. 39093 (Sept. 18, 1997).
2 Id. (citing Pacific Gas & Electric Company (publicly available Jan. 21, 1997).
3 Sensar Corp. (publicly available Apr. 23, 2001).

was not a proposal because "it does not recommend or require that Sensar or its board of directors take any action."

In several pages of bulleted text, Qwest makes the point that the Staff considers the underlying subject matter of a proposal when making determinations of various sorts under Rule 14a-8. The Plan agrees. The underlying subject matter of the Proposal is clearly senior executive compensation, a subject the Staff has viewed as appropriate for shareholder proposals since 1992.[4] Qwest's characterization of the Proposal's subject matter as being "advisory votes" exalts form over substance, as the numerous determinations cited by Qwest show the Staff declines to do.[5]

The Proposal Does Not Circumvent Rule 14a-8's Procedural Requirements

Rule 14a-8 requires a proponent to prove that it satisfies the rule's eligibility requirements to submit a shareholder proposal. Specifically, a proponent must show that it has held a minimum of $2,000 in value or 1% of a company's stock for at least one year on the date of submission. A proponent must also represent that it intends to continue to hold the shares through the date of the meeting at which shareholders will vote on the proposal submitted by the proponent. Rule 14a-8 also limits a proponent to one proposal per shareholder meeting.

Qwest maintains that the Proposal circumvents these requirements. Qwest's argument rests on a misunderstanding of what the Proposal would do: It would not provide a mechanism for a perpetual shareholder proposal. Instead, if Qwest's board chose to implement the Proposal, it would adopt a policy that each annual meeting's proxy statement would contain a management proposal allowing shareholders to vote on the previous year's NEO compensation. That the proposal would be offered by management, and would not be a shareholder proposal submitted pursuant to Rule 14a-8, could not be clearer from the text of the Proposal:

> RESOLVED, that stockholders of Qwest Communications International ("Qwest") urge the board of directors to adopt a policy that Qwest stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by the Company's management, to ratify the compensation of the named executive officers . . . . (emphasis supplied)

It is beyond debate that Qwest's board has the power to submit a matter for a shareholder vote without complying with Rule 14a-8's procedural requirements. Many shareholder proposals take the form of requesting a future shareholder vote on a particular matter to be proposed by

---

4 See Eastman Kodak Company (publicly available Feb. 13, 1992) ("[I]t is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.").

5 Even assuming, arguendo, that the subject matter of the Proposal were advisory votes, it is not clear why—and Qwest has offered no explanation apart from its inapposite citation of the Sensar determination—advisory votes are an off-limits subject matter for a proposal. There is nothing inherently wrong with an advisory, as opposed to binding, shareholder vote. Indeed, the vast majority of shareholder proposals submitted each year pursuant to Rule 14a-8 are themselves advisory in nature.

management. Some proposals imply a single future vote—for example, the shareholder vote necessary to effect a charter amendment declassifying the board. Others would be triggered by the occurrence of a particular event, such as the adoption or extension of a shareholder rights plan or the repricing of stock options. There is no basis in Rule 14a-8, or in logic, for subjecting these management votes—or the future advisory votes sought in the Proposal--to the rule's eligibility requirements simply because the management proposal's genesis was in a shareholder proposal.

Qwest has failed to meet its burden of establishing that it is entitled to omit the Proposal. Because the Proposal asks Qwest's board to adopt a policy of allowing future advisory votes on NEO compensation, and does not simply express a shareholder sentiment, it qualifies as a "proposal" for purposes of Rule 14a-8. Further, the Proposal does not circumvent the eligibility and other procedural requirements contained in Rule 14a-8, which do not apply to proposals submitted by management for a vote of shareholders. Accordingly, Qwest's request for a determination allowing it to exclude the Proposal should be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Division in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
Fax # (202) 530-9569

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 4, 2007

The proposal urges the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Qwest may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that Qwest may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END